UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

JAWS Hurricane Acquisition Corporation

(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

47201B103
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Hurricane Sponsor LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,581,250(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,581,250(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,581,250(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 26.8%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) Represents 11,581,250 shares of Class A common stock (“Class A Common Shares”) issuable in respect of (i) 7,831,250 shares of Class B common stock, par value $0.0001 per share (“Class B Common Shares”), which are convertible one-for-one into Class A Common Shares at the time of the Issuer’s initial business combination and (ii) 3,750,000 private placement warrants to acquire Class A Common Shares upon payment of $11.50 per share (“Private Placement Warrants”), commencing on the later of (a) 30 days after completion of the Issuer’s initial business combination and (b) one year from the closing of the Issuer’s initial public offering.

(2) Calculated based on (i) 31,625,000 Class A Common Shares outstanding as of November 11, 2022 as reported on the Issuer’s Form 10-Q, filed on November 14, 2022 as increased by (ii) 11,581,250 Class A Common Shares issuable in respect of the Class B Common Shares and Private Placement Warrants beneficially owned by the Reporting Persons.

1.	Names of Reporting Persons Barry S. Sternlicht
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,581,250(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,581,250(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,581,250(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 26.8%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Represents 11,581,250 Class A Common Shares issuable in respect of (i) 7,831,250 Class B Common Shares, which are convertible one-for-one into Class A Common Shares at the time of the Issuer’s initial business combination and (ii) 3,750,000 Private Placement Warrants to acquire Class A Common Shares upon payment of $11.50 per share, commencing on the later of (a) 30 days after completion of the Issuer’s initial business combination and (b) one year from the closing of the Issuer’s initial public offering.

(2) Calculated based on (i) 31,625,000 Class A Common Shares outstanding as of November 11, 2022 as reported on the Issuer’s Form 10-Q, filed on November 14, 2022 as increased by (ii) 11,581,250 Class A Common Shares issuable in respect of the Class B Common Shares and Private Placement Warrants beneficially owned by the Reporting Persons.

Item 1(a).	Name of Issuer

JAWS Hurricane Acquisition Corporation (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

1601 Washington Avenue, Suite 800 Miami Beach, FL, 33139

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, referred to herein as the “Reporting Persons.”

(i) Hurricane Sponsor LLC

(ii) Barry S. Sternlicht

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

1601 Washington Avenue, Suite 800 Miami Beach, FL, 33139

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A common stock (“Class A Common Shares”)

Item 2(e).	CUSIP Number

47201B103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page hereto.

(b)	Percent of Class:

See responses to Item 11 on each cover page hereto.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:
See responses to Item 5 on each cover page hereto.

(ii)	Shared power to vote or to direct the vote:
See responses to Item 6 on each cover page hereto.

(iii)	Sole power to dispose or to direct the disposition of:
See responses to Item 7 on each cover page hereto.

(iv)	Shared power to dispose or to direct the disposition of:
See responses to Item 8 on each cover page hereto.

The reported securities are directly held by Hurricane Sponsor LLC. Barry S. Sternlicht is the sole member of Hurricane Sponsor LLC, and, as such, may be deemed to have beneficial ownership of the securities held directly by the Sponsor. Notwithstanding the foregoing, this Statement shall not be construed as an admission that either of the Reporting Persons is the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 13, 2023

HURRICANE SPONSOR LLC

/s/ Michael Racich
Michael Racich
Title: Authorized Signatory

EXHIBIT LIST

Exhibit
A	Joint Filing Agreement, dated as of February 11, 2022, incorporated by reference to Exhibit A to the Schedule 13G filed by Hurricane Sponsor LLC and Barry S. Sternlicht on February 11, 2022.